[Bankrate Letterhead]

May 18, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Bankrate, Inc.

Registration Statement on Form S-1

Filed April 15, 2011

File No. 333-173550

Dear Mr. Owings:

On behalf of Bankrate, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company (“Registration Statement”). As previously requested by Mr. Charles Lee, two courtesy copies of such Amendment marked to show changes from the Registration Statement as filed on April 15, 2011 are also enclosed. A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Edward J. DiMaria, Chief Financial Officer of the Company, dated May 12, 2011, from the staff of the Commission (the “Staff”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Amendment.

General

1.	Staff’s Comment: Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company acknowledges the Staff’s comment and confirms that it will include all information that may not be properly excluded under Securities Act Rule 430A in a subsequent amendment to the Registration Statement as promptly as practicable. The Company will also include the price range and any other information derivative of the price range (including dilution amounts, volume of equity awards, exchange ratios in the Merger, ownership levels, and payments under the Exit Event Incentive Bonus Plan and Material Event Investment Advisory Agreement) in a subsequent amendment to the Registration Statement as promptly as practicable.

2.	Staff’s Comment: Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

Response: The Company acknowledges the Staff’s comment and has filed all available exhibits with the Amendment and will file all remaining exhibits as soon as practicable, other than the executed legal opinion and consent of Wachtell, Lipton, Rosen & Katz, which will be filed on and dated as of the effective date of the Registration Statement.

3.	Staff’s Comment: Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

Response: The Company acknowledges the Staff’s comment and will request FINRA to call the Staff or provide the Staff with a letter indicating that FINRA has issued its no-objections letter prior to the effectiveness of the Registration Statement.

Outside Front Cover Page of Prospectus

4.	Staff’s Comment: Please disclose in the second paragraph any affiliation between you and any selling stockholder.

Response: In response to the Staff’s comment, the Company has revised the Amendment on the outside front cover page of the prospectus to disclose the affiliations between the Company and the selling stockholders.

Inside Front Cover Page of Prospectus

5.	Staff’s Comment: Please provide a copy of any inside cover graphics that you intend to include in the prospectus.

Response: In response to the Staff’s comment, the Company has included in the Amendment the inside cover graphics that it intends to include in the prospectus. Other

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

than the graphics and photographs included in the Amendment, the Company does not plan to include additional graphics or photographs in the prospectus. If that changes, the Company will provide the Staff with any such graphics or photographs as promptly as practical in a subsequent filing.

6.	Staff’s Comment: The statements that “[you] have not independently verified the information” and “even though such research has not been verified by any independent sources” inappropriately imply that you are not responsible for the accuracy of the information that you have elected to include in the prospectus. Please remove such statements. Please also revise the statement that “[you] are not aware of any misstatements” to cover both your industry data and the market data that form the basis for statements as to your market position.

Response: In response to the Staff’s comment, the Company has revised page i of the Amendment to remove the identified statements and add the statement that the Company is not aware of any misstatements in the industry or market data that form the basis for the Company’s statements as to its market position.

Prospectus Summary, page 1

7.	Staff’s Comment: Please describe and quantify in this section all payments due to, or value of equity awards received by, your affiliates in connection with the Transactions, including without limitation the items listed below. Please separately identify the Apax entities, as a group, and each of your directors and executive officers.

•	Payments pursuant to the Exit Event Incentive Bonus Plan.

•	Value realized on the acceleration of vesting of Class B Common Stock.

•	Payments pursuant to the Material Event Investment Advisory Agreement.

•	Conversion of the Holdings Preferred Shares and your preferred stock, including the increased preference.

•	Net proceeds, before expenses, from the offering.

Response: In response to the Staff’s comment, the Company has revised pages 5 and 6 of the Amendment to describe and provide placeholders for the quantification of payments and equity received by affiliates, which will be provided upon determination of the offering price range.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Restructuring, page 5

8.	Staff’s Comment: Please disclose in the second paragraph the number of director nominees, including whether such number constitutes a majority of directors, that the Apax Holders will have the right to designate immediately following the offering. Please also disclose the percentage of outstanding shares that will be contractually obligated to vote for such nominees pursuant to the fourth amended and restated stockholders agreement.

Response: In response to the Staff’s comment, the Company has revised page 5 of the Amendment to disclose that the Apax Holders will have the right to nominate a majority of the Company’s directors immediately following the offering as well as the percentage of outstanding shares obligated to vote for such nominees pursuant to the Fourth Amended and Restated Stockholders Agreement.

The Offering, page 7

9.	Staff’s Comment: We note the disclosure that you intend to use proceeds to pay for the costs, fees and expenses associated with the offering. However, in “Use of Proceeds,” you state that you intend to use proceeds to pay for the costs, fees and expenses associated with the Transactions. Please reconcile.

Response: In response to the Staff’s comment, the Company has revised page 8 of the Amendment to reconcile these disclosures.

Risk Factors, page 11

Risks Related to Our Business, page 11

We may not be able to generate sufficient cash to service all of our indebtedness…, page 15

10.	Staff’s Comment: Please quantify your annual debt service obligations.

Response: In response to the Staff’s comment, the Company has revised page 17 of the Amendment to quantify annual debt service obligations.

Despite restrictions in the Indenture…, page 17

11.	Staff’s Comment: Please revise to quantify the amounts of additional indebtedness that you may incur pursuant to the Indenture, instead of referring to such amounts as “significant” or “substantial.”

Response: In response to the Staff’s comment, the Company has revised page 19 of the Amendment to quantify amounts of additional indebtedness that may be incurred pursuant to the Indenture as of March 31, 2011.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Use of Proceeds, page 33

12.	Staff’s Comment: Please disclose the use of proceeds from the $300,000,000 11 3/4% Senior Secured Notes due 2015. See Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 35 of the Amendment to disclose the use of proceeds from the $300,000,000 11 3/4% Senior Secured Notes due 2015 issued by the Company in 2010.

Capitalization, page 35

13.	Staff’s Comment: Please clarify, if correct, that the information presented on an as adjusted basis will also give effect to the Merger.

Response: In response to the Staff’s comment, the Company has revised page 37 of the Amendment to clarify that the information presented on an as adjusted basis will also give effect to the Merger.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38

14.	Staff’s Comment: We note your pro forma adjustment to eliminate the transactions costs from NetQuote, Inc. and CreditCards.com, Inc. Please tell us why these transaction costs were not included in the historical financial statements of these acquired companies found elsewhere in the prospectus. As part of your response, please also tell us whether the acquired companies incurred and accrued any acquisition costs prior to the execution of the respective merger agreements.

Response: The Company respectfully advises the Staff that the transaction costs for NetQuote Holdings, Inc. and CreditCards.com, Inc. were included in the historical financial statements of the acquired companies within “General and administrative expenses” and “Selling, general and administrative expenses” as noted in the table below. In addition, the table presents the amounts included in the statement of operations as of June 30, 2010 included in the prospectus and those amounts that were recorded subsequent to June 30, 2010 but prior to each respective acquisition date.

(in thousands)	Included in June 30, 2010 Financial Statements Included in Prospectus	Included in post-June 30, 2010 Pre-Acquisition Financial Statements Not Included in Prospectus	Total
CreditCards.com, Inc.
Transaction costs
General and administrative expenses	155	4,045	4,200
NetQuote Holdings, Inc.
Selling, general and administrative expenses	509	7,222	7,731

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

15.	Staff’s Comment: Please include a note to your pro forma financial statements disclosing the amount of the fee payable, upon a public offering, to Apax Funds equal to 3% of the aggregate value of its investment. Reference is made to “Use of Proceeds” and Note 13 – Related Party Transactions.

Response: The Company respectfully advises the Staff that the exact amount of the fee payable upon a public offering to the Apax VII Funds will not be determinable until the final offering price is established. However, in response to the Staff’s comment, the Company will include on page 44 of the Amendment the amount of such fee based on the midpoint of the range of offering prices that will be included in the Registration Statement at the time of effectiveness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Introduction, page 46

Our Company, page 46

16.	Staff’s Comment: We note that you state in the third paragraph that you generate revenue through the sale of leads in the mortgage vertical category. However, you do not include the mortgage vertical category when discussing your lead generation revenue in “—Revenue—Lead Generation Revenue.” Please clarify whether you generate revenue through the sale of leads in the mortgage vertical category.

Response: In response to the Staff’s comment, the Company has revised page 52 of the Amendment to clarify that the Company does generate revenue through the sale of leads in the mortgage vertical category.

Results of Operations, page 56

17.

Staff’s Comment: We note your presentation and discussion of the results of operations, which includes combined results of the predecessor and successor periods for the year ended December 31, 2009. Please note that your use of aggregated results would be considered a type of pro forma presentation. Notwithstanding your disclosure on page 48 noting management’s use and reference to the aggregated periods, please note that supplemental discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” based on pro forma financial information should be prepared in accordance with Article 11 of Regulation S-X. In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre-and post-transaction periods. Further, please revise this section to also include a discussion of the historical financial statements as required by Item 303 of Regulation S-K. This would include a comparison and discussion of the Predecessor entity period and Successor entity period with their similar periods in the preceding and subsequent years. Please

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

ensure that the supplemental discussion is not presented with greater prominence than the discussion of the historical financial statements.

Response: In response to the Staff’s comment and as discussed with the Staff by telephone on May 13, 2011, the Company has revised pages 61 through 70 to remove the presentation of aggregated 2009 Predecessor and Successor periods and to add a discussion of actual historical results in the 2009 Predecessor and Successor periods as compared to the corresponding periods in 2008 and 2010.

18.	Staff’s Comment: In order to present a comparative discussion based on Article 11 pro forma information for the year ended December 31, 2009 that gives effect to the August 25, 2009 acquisition, the pro forma December 31, 2009 results should be compared to the pro forma information for the year ended December 31, 2008. Please revise accordingly.

Response: As discussed with the Staff by telephone on May 13, 2011, we believe that as a result of the Company’s revision of the Amendment in response to the immediately preceding comment, this comment is no longer applicable as we did not intend our discussion to include a pro forma discussion.

19.	Staff’s Comment: In your discussion of the results of operations, there are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. Please revise your filing to quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

•	You disclose on page 58 that the increase in display advertising revenue was driven by the increase in the number of advertisers, cost per thousand impressions, and page views.

•

You disclose on page 58 that the increase in cost of revenue relates to the 2010 Acquisitions, and an increase in distribution payments to your online partners and affiliates primarily as a result of higher hyperlink and lead generation revenue.

•

You disclose on page 60 that the hyperlink revenue was down for the year ended December 31, 2009 compared to 2008 due to a decrease in mortgage and deposit advertisers and a decrease in the number of mortgage and deposit click-through rates.

•	Additionally, the quantifiable significance of the impact your acquisitions in 2010 had on your results of operations is not readily apparent.

Please revise accordingly. See Section III.D of Release No. 33-6835 (May 18, 1989).

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Response: In response to the Staff’s comment, the Company has revised pages 61 through 70 of the Amendment to provide additional detail on the dollar impact of contributions to the source of changes in the results of operations.

20.	Staff’s Comment: In light of your disclosure that your business was negatively affected by market turmoil and tightening of credit, please revise your net sales and cost of sales results of operation discussion to disclose the extent to which increases or decreases in net sales and cost of sales were attributable to changes in prices. In this regard, please discuss, to the extent applicable, whether the economic downturn resulted in decreases to your CPM or CPL prices that you charge customers. See Item 303(a)(3)(iii) of Regulation S-K and Section III.B.3 and 4 of Release No. 33-8350 (December 19, 2003).

Response: In response to the Staff’s comment, the Company has revised pages 61 through 70 of the Amendment to address the effect of price or other changes and the impact of the economic downturn.

Liquidity and Capital Resources, page 62

Operating Activities, page 63

21.	Staff’s Comment: Please disclose the specific reasons for material period-to-period changes in your cash flows from operating activities. See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of Release No. 33-6835 (May 18, 1989).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the primary reasons for material period-to-period changes in cash flows from operating activities stem from the same reasons that drove changes in other line items already described in the MD&A and thus, in accordance with Instruction 4 to Item 303(a) of Regulation S-K, have not been separately discussed. In addition, in response to the Staff’s comment, the Company has revised pages 72 and 73 of the Amendment to clarify contributing factors to our cash flow from operating activities in the reported periods.

Business, page 67

Our Strengths, page 70

Leading Consumer Brands, page 70

22.

Staff’s Comment: Please disclose whether your statement that you “have grown into the trusted and authoritative source in the personal finance landscape across [your] key vertical categories” is based on independent analysis or your management’s reasonable belief. If such statement is based on independent analysis, then please disclose the source of such analysis. If such statement is based

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

on your management’s reasonable belief, then please disclose your basis for such belief.

Response: In response to the Staff’s comment, the Company has revised page 79 of the Amendment to state that we “have grown into a trusted and authoritative source,” as independently evidenced by our market position and traffic volume.

Legal Proceedings, page 79

23.	Staff’s Comment: Please disclose the relief sought, including the amount of any monetary damages sought, in the two Lower Fees, Inc. litigations and the Mortgage Grader lawsuit. See Item 103 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 88 and 89 of the Amendment to describe the relief sought in these litigations.

Management, page 81

Executive Officers, Directors and Key Employees, page 81

24.	Staff’s Comment: We note that the heading of this subsection and the risk factor on page 18 reference “key employees” and “key personnel,” respectively. Please provide the disclosure required by Item 401(c) of Regulation S-K with respect to such key employees and key personnel. Alternatively, please revise the heading and the risk factor to remove such references.

Response: In response to the Staff’s comment, the Company has revised pages 20 and 90 of the Amendment to remove references to “key employees” and “key personnel”.

Compensation Discussion and Analysis, page 85

Executive Compensation, page 85

Setting Executive Compensation, page 86

25.	Staff’s Comment: We note the statement in the last sentence that you “intend to revisit the structure of [your] programs as [you] progress with this offering.” Please confirm that you will revise this section to reflect any material changes to your executive compensation program if such changes are made prior to the effectiveness of the registration statement. See Instruction 2 to Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise this section to reflect any material changes to its executive compensation if such changes are made prior to the effectiveness of the Registration Statement. The Company has revised pages 103 through 107 of the Amendment to reflect current plans for the Company’s executive compensation.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Named Executive Officer Compensation, page 87

Principal Components of Compensation of Our Named Executive Officers, page 87

Incentive Cash Bonuses, page 87

26.	Staff’s Comment: We note that you have elected not to disclose your financial performance targets on the basis that doing so would cause substantial competitive harm. However, it is unclear how disclosing EBITDA goals could cause competitive harm. Therefore, please disclose these goals and the actual EBITDA amounts achieved. Alternatively, describe to us in detail how competitors may be able to gain insights that could harm your business and explain how this would affect you differently than other companies who disclose this type of performance target.

Response: In response to the Staff’s comment, the Company has revised pages 97 and 98 of the Amendment to disclose the financial performance targets and actual EBITDA amounts achieved.

Long-Term Incentive Compensation, page 88

Class B Purchase Agreements, page 88

27.	Staff’s Comment: Please clarify what you mean by contingent vesting. For example, please clarify whether shares of Class B Common Stock remain unvested, even after achievement of the EBITDA targets, until the target Apax IRR is achieved. Additionally, please clarify if all shares vest upon the achievement of the target Apax IRR, even if the EBITDA targets were not achieved. Please also clarify when you measure the Apax IRR to determine if the 8% threshold has been reached. Finally, please clarify whether vesting of the Class B Common Stock will be accelerated, irrespective of achieving the EBITDA targets or the Apax IRR, in connection with the offering. We note the disclosure in “Certain Relationships and Related Party Transactions—Class B Common Shares Purchase Agreements” that all Class B Common Stock will vest as a result of the Transactions.

Response: In response to the Staff’s comment, the Company has revised pages 98 and 99 of the Amendment to clarify the vesting terms of the Class B Common Stock and the effect of the offering thereon.

28.	Staff’s Comment: We note that you have elected not to disclose the EBITDA targets under the Class B Purchase Agreements on the basis that doing so would cause substantial competitive harm. However, it appears that such targets are disclosed in Section 3(b)(i) of the agreement filed as exhibit 10.9 to the registration statement. Accordingly, please revise to disclose such targets.

Response: In response to the Staff’s comment, the Company has revised page 99 of the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Amendment to disclose these targets.

Summary Compensation Table for the Fiscal Year Ended December 31, 2010, page 92

29.	Staff’s Comment: Please provide the disclosure required by Item 402(c) of Regulation S-K with respect to your named executive officers for your 2009 and 2008 fiscal years, to the extent that such individuals were named executive officers during such years. We note that you were a reporting company for at least a portion of your 2009 fiscal year, and disclosure pursuant to Item 402(c) of Regulation S-K for your 2008 fiscal year was included in your definitive proxy statement on Schedule 14A filed on April 28, 2009. See Instruction 1 to Item 402(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 108 of the Amendment to provide summary compensation information for fiscal years 2008 and 2009.

Grants of Plan-Based Awards in 2010, page 95

30.	Staff’s Comment: Please revise to remove the implication that the grant date of April 30, 2010 is associated with the payouts under your non-equity incentive plan awards. See Item 402(d)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 110 of the Amendment to clarify that the April 30, 2010 grant date does not apply to the non-equity incentive plan awards.

Outstanding Equity Awards at Fiscal Year-End, page 95

31.	Staff’s Comment: Please include a narrative discussion with respect to footnote (2).

Response: In response to the Staff’s comment, the Company has revised page 111 of the Amendment to provide narrative discussion for this footnote, which is now numbered footnote (3).

32.	Staff’s Comment: Please disclose by footnote the vesting dates of the Class B Common Stock that have not vested. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised page 111 of the Amendment to disclose future vesting dates of the Class B Common Stock.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Stock Awards Vested in 2010, page 96

33.	Staff’s Comment: Please disclose the value realized on vesting. See Item 402(g)(2)(v) of Regulation S-K and Instruction to Item 402(g)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 111 of the Amendment to disclose value realized on vesting.

Payments Upon Termination and Change in Control, page 96

34.	Staff’s Comment: While we have not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios in connection with any termination of a named executive officer or a change in control of you or a change in the named executive officer’s responsibilities. Please revise. See section VI of Release No. 33-8732A (August 29, 2006).

Response: In response to the Staff’s comment, the Company has revised page 113 of the Amendment to provide a tabular presentation of potential post-employment payments.

Director Compensation, page 99

35.	Staff’s Comment: Please clarify what you mean by an “equity and debt fee” with respect to the $971 paid to Jeffrey Boyd. Please also clarify whether the $971 includes the value of shares of preferred stock received by Mr. Boyd, and if it does, then please explain to us why the grant date fair value of the preferred stock is not included in a separate column as required by Item 402(k)(2)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 114 of the Amendment to clarify the nature of the “equity and debt fee.” The Company supplementally confirms to the Staff that the $971 fee amount does not include the value of shares of preferred stock received by Mr. Boyd.

36.	Staff’s Comment: Please file as an exhibit to the registration statement any agreement pursuant to which Peter Morse provides advisory services to you and received compensation of $1,634,451. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully informs the Staff that the compensation paid to Peter Morse on account of his advisory services to the Company is not paid pursuant to any formal or written agreement. The Company further informs the Staff that Mr. Morse will not receive any such compensation for advisory services following the completion of the offering that is the subject of the Registration Statement, although he may receive fees for service as a director as the Company’s board may determine appropriate from time to time.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Principal and Selling Stockholders, page 100

37.	Staff’s Comment: Please disclose in footnote (2) the natural person(s) who have sole or shared voting or investment power over Ben Holding S.à.r.l. For further guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Response: We respectfully advise the Staff that following inquiry, we are not aware of any natural persons who have sole or shared voting or investment power over Ben Holding S.à r.l. Ben Holding S.à r.l. is beneficially owned by the Apax VII Funds, which have advised us that they collectively are advised by and managed by other entities which are not themselves controlled by any one person or group of persons within the meaning of Regulation 13D or Regulation S-K.

Certain Relationships and Related Party Transactions, page 102

38.	Staff’s Comment: We note your disclosure in the third, fourth and sixth bullet points in “Part II—Item 15. Recent Sales of Unregistered Securities.” Please provide the disclosure required by Item 404(a) of Regulation S-K with respect to these transactions.

Response: In response to the Staff’s comment, the Company has revised pages II-2 and II-3 of the Amendment to clarify the counterparties to the sales of unregistered securities and pages 120 through 122 to disclose additional information regarding the sale of common stock on August 25, 2009 in connection with the Bankrate Acquisition, the issuance of Class B Common Stock on April 30, 2010 and September 30, 2010, and the issuance of preferred stock on July 12, 2010 in connection with the 2010 Recapitalization. We have provided information with respect to each related party participating in such transactions and either noted the amounts of each such party’s transactions or the fact that such amount is less than $120,000. We respectfully advise the Staff that we have not included information on the February 22, 2010 issuance of common stock or September 30, 2010 issuance of preferred stock as those transactions did not include any transaction with a related party for more than $120,000.

Stockholders Agreement, page 102

39.	Staff’s Comment: Please file as an exhibit to the registration statement the Stockholders Agreement. We note that you intend to file the Fourth Amended and Restated Stockholders Agreement, dated as of July 12, 2010 as exhibit 10.16 in an amendment to the registration statement. Please clarify for us whether such agreement is the same as the Stockholders Agreement. See Item 601(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the form of the Fourth Amended and Restated Stockholders Agreement as an exhibit to the Amendment. This agreement will be entered into and effective as of the completion of the offering that is the subject of the Registration Statement. The Company confirms that references to the Stockholders Agreement in the Amendment are

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

references to the Fourth Amended and Restated Stockholders Agreement, as specified on page 117 of the Amendment.

40.	Staff’s Comment: Please clarify whether the parties to the Stockholders Agreement will be contractually obligated to vote for the director nominees designated by the Apax Holders.

Response: In response to the Staff’s comment, the Company has revised pages 5 and 117 of the Amendment to disclose that the parties to the Fourth Amended and Restated Stockholders Agreement will be contractually obligated to vote for the director nominees designated by the Apax Holders.

41.	Staff’s Comment: We note the disclosure in “Shares Eligible for Future Sale—Sale of Restricted Shares” that you have also granted your management members certain registration rights. Please disclose those registration rights in this subsection.

Response: In response to the Staff’s comment, the Company has revised page 118 of the Amendment to describe the registration rights that are granted to certain management holders pursuant to the Fourth Amended and Restated Stockholders Agreement.

Class B Common Share Purchase Agreements, page 103

42.	Staff’s Comment: Please disclose the names of the related persons that are parties to the Class B Common Share Purchase Agreements. See Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 118 of the Amendment to disclose the related persons that are parties to the Class B Common Share Purchase Agreements and to note that other non-executive officer employees are party to Class B Common Share Purchase Agreements.

43.	Staff’s Comment: Please disclose the dollar value and the number of the shares of Class B Common Stock sold to each of the Class B Purchasing Executives who are related persons. We note the disclosure in “Part II—Item 15. Recent Sales of Unregistered Securities” that the consideration was $1.90 per share. See Item 404(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 118 of the Amendment to disclose the aggregate dollar value of the Class B Common Stock sold to all recipients and that no individual transaction exceeded $120,000.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Exit Event Incentive Bonus Plan, page 104

44.	Staff’s Comment: Please disclose the names of the related persons and the dollar amount involved for each related person under the Exit Event Incentive Bonus Plan. See Item 404(a)(1) and (3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 119 of the Amendment to disclose that no amounts are expected to be paid under this plan under the stated offering price assumption.

VCOC Investors’ Rights Agreement, page 104

45.	Staff’s Comment: Please file as an exhibit to the registration statement the VCOC Investors’ Rights Agreement. See Item 601(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed a form of the VCOC Investors’ Rights Agreement as an exhibit to the Amendment.

The 2010 Recapitalization, page 105

46.	Staff’s Comment: Please describe the recapitalization in greater detail and provide all the disclosure required by Item 404(a) of Regulation S-K, including without limitation the items listed below. You may wish to provide some of this information in tabular format.

•	The names of the related parties and the amount of Stockholder Notes issued to each such party.

•	The terms of the Stockholder Notes and the amount of note holder interest received by each related party.

•

The amount of preferred shares issued by each of Holdings and you to each of the related parties and the terms of such preferred shares, including the terms of the increased preference in the event of a repayment of the principal amount before August 25, 2013.

•

The names of the related parties and the amount they each contributed to the capital of Holdings in connection with the issuance of the Notes and the amount of Holdings Preferred Shares issued to each such party.

Please also clarify in the last sentence in this subsection whether “the Company” or Holdings contributed $79.7 million to your capital in exchange for your common stock.

Response: In response to the Staff’s comment, the Company has revised pages 120 and

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

121 of the Amendment to describe the Bankrate Acquisition and related issuance of Stockholder Notes, including the terms of such notes and tabular disclosure of the amount of stock and notes received by each related party. The Company has also revised pages 121 and 122 of the Amendment to further describe the 2010 Recapitalization, including the terms of the Preferred Shares and tabular disclosure of the amount of Stockholder Notes contributed, interest accrued on such Stockholder Notes, total amount contributed, and Preferred Shares issued to each related party. Finally, the Company has revised page 122 of the Amendment to correct the statement regarding Holdings’ contribution in exchange for the Company’s common stock.

Description of Indebtedness, page 106

Recourse Secured Promissory Notes of Executive Officers, page 106

47.	Staff’s Comment: Please clarify what will happen to the Class B Promissory Notes upon the consummation of the offering. Specifically, please clarify whether the offering constitutes a “public sale” and whether the Executive Stock Pledge Agreements will remain in effect after the conversion of the Class B Common Stock into shares of your common stock (i.e., will the shares of your common stock received by holders of the Class B Common Stock in connection with the Merger be pledged to you as security for the Class B Promissory Notes?).

Response: In response to the Staff’s comment, the Company has revised page 123 of the Amendment to clarify that the Class B Promissory Notes will be cancelled and the Executive Stock Pledge Agreements will be terminated in connection with the offering that is the subject of the Registration Statement.

Description of Capital Stock, page 108

Special Meeting of Stockholders, page 110

48.	Staff’s Comment: Please revise this section to incorporate the requirements of your amended and restated certificate of incorporation for special meetings, as disclosed in “—Certain Corporate Anti-Takeover Provisions—Calling of Special Meetings of Stockholders.”

Response: In response to the Staff’s comment, the Company has revised page 127 of the Amendment to reconcile the discussions of special meetings.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-13

49.	Staff’s Comment: We note that you recognize revenue monthly based on the actual number of impressions delivered for advertising contracts where you provide for a guaranteed number of impressions over the contractual term. As part of your response, please address the following:

•	Please tell us the amount of revenue recognized related to these types of arrangements for each of the reporting periods provided.

•	Please tell us how long these contract terms are with your customers.

•	Please tell us how your revenue recognition is impacted, if at all, when the actual number of impressions delivered in a given month exceeds the monthly contractual number of impressions delivered.

Response: The Company respectively advises the Staff that it believes that the amount of revenue recognized related to these types of arrangements is immaterial. For the three months ended March 31, 2011, the year ended December 31, 2010, the period from August 25 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, and the year ended December 31, 2008, revenue recognized related to guaranteed impression contracts was $431,000 (0.44% of online revenue), $1.3 million (0.6% of online revenue), $481,000 (1.16% of online revenue), $516,000 (0.62% of online revenue), and $639,000 (0.4% of online revenue), respectively. In general, the contract terms with these customers are for a period of one to three months and occasionally up to six months. The Company monitors the number of impressions delivered such that the delivered number of impressions generally does not exceed or fall short of delivery of the contracted number of impressions. If the number of impressions delivered does exceed the contracted number of impressions, revenue is only recognized up to the contractual number of impressions delivered but this rarely happens and, if it does, it is a nominal amount. The Company does not bill or recognize revenue for any excess leads that may be delivered. We have revised our revenue recognition accounting policy disclosure on pages F-14 and F-15 of the Amendment to clarify that guaranteed impression contracts are an immaterial part of our business and to provide further detail on the guarantee deliverables.

50.	Staff’s Comment: Please provide a detailed analysis that supports your revenue recognition policy for your revenue sharing arrangements with your online partners. In this regard, please tell us more about the distribution agreements that drive the revenue allocation. Additionally, this analysis should include a detailed evaluation of why gross revenue presentation is appropriate under ASC 605-45.

Response: The Company respectfully advises the Staff that it has considered the factors in ASC 605-45 in determining its revenue recognition policy related to revenue sharing arrangements with Online Network partners. The Company generates display, hyperlink and lead revenue through these revenue sharing arrangements. In general, the revenue share is based on a percentage of revenue on a gross basis. The revenue share percentage varies slightly from partner to partner, but the amount is contractually agreed to with each of the partners. The Company provides the content to the consumer, and shares a percentage of the revenue generated from delivering that content. The Company considered the following in determining that revenue should be recorded on a gross basis in accordance with ASC 605-45:

Primary considerations:

•	In revenue sharing arrangements with our Online Network partners, we are responsible for delivering the lead to the exchange partner and fulfilling the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

obligation including obtaining acceptability of the lead furnished to the partner. [ASC 605-45-45-4]

•	We have unmitigated general inventory risk of the lead, prior to the sale of the lead to the partner [ASC 605-45-45-5 to ASC 605-45-45-7]

Additional considerations:

•	We have discretion in selecting suppliers. [ASC-605-45-45-10]

•	We are involved in the determination of the product specifications. [ASC-605-45-45-11]

•

We have credit risk for the amount billed to the customer. The Company is responsible for collecting the sales price from the customer and is fully obligated to pay the revenue sharing partner regardless of whether the sales price is fully collected. [ASC 605-45-45-13]

Based on the above considerations, we believe it is evident that the Company’s revenue generated with its Online Network partners should be recognized on a gross basis.

Note 4. Financial Statement Details, page F-22

Goodwill, page F-24

51.	Staff’s Comment: Please revise to include changes in the carrying amount of goodwill during the 2009 fiscal year as required by ASC 350-20-50-1.

Response: In response to the Staff’s comment, the Company has revised page F-24 of the Amendment to include changes in the carrying amount of goodwill during 2009, which is immaterial to both periods presented.

NetQuote Holdings, Inc., page F-53

52.	Staff’s Comment: We note that you provided only one year of audited financial information for NetQuote Holdings, Inc. Please provide us with your significance tests for this acquisition as described in Rules 1-02(w) and 3-05 of Regulation S-X. Please note it is generally not appropriate to combine the historical results of the successor and predecessor without Regulation S-X Article 11 pro forma adjustments.

Response: We respectfully advise the Staff that the Company’s analysis of the NetQuote Holdings, Inc. acquisition indicated that the acquisition had a 28.7% significance level. We have set forth below our analysis of the three significance tests.

•	Investment Test. The Company’s total investment in NetQuote Holdings, Inc. was $202.8 million. The total assets of the Company and its consolidated subsidiaries

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

as of December 31, 2009 were $705.4 million, as set forth in the financial statements included in the prospectus. Accordingly, the significance level under the investment test was approximately 28.7%.

•

Asset Test. The Company’s proportionate share of the total assets (after intercompany eliminations) of NetQuote Holdings, Inc. was $94.0 million as of December 31, 2009, as set forth in the separate financial statements of NetQuote Holdings, Inc. included in the prospectus. Again, the total assets of the Company and its consolidated subsidiaries as of December 31, 2009 were $705.4 million. Accordingly, the Company concluded that the significance level under the asset test was approximately 13.3%.

•

Income Test. The Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exclusive of amounts attributable to any noncontrolling interests (“S-X 1-02 income”) of NetQuote Holdings, Inc. for the year ended December 31, 2009 was $1.4 million, as set forth in the separate financial statements of NetQuote Holdings, Inc. included in the prospectus. The absolute value of the S-X 1-02 income of the Company and its consolidated subsidiaries for the Successor period beginning on August 25, 2009 and extending through December 31, 2009, was $14.1 million.

The Company did not specifically calculate pro forma S-X 1-02 income for the full fiscal year 2009. However, S-X 1-02 income for the Predecessor period was negative, as was S-X 1-02 income for the Successor period. Accordingly, the Company concluded that the absolute value of pro forma S-X 1-02 income for fiscal year 2009 would be greater than the absolute value of S-X 1-02 income for the Successor period alone, and could only have led to a lower significance level.

Similarly, the Company did not specifically apply computational note 2 to Rule 1-02(w) of Regulation S-X given the absence of a pro forma full-year 2009 calculation. The Company concluded instead that application of computational note 2 can only increase the income level used in the test and thus decrease the significance level. Specifically, the Company’s S-X 1-02 income for fiscal years 2005 through 2008 were $15.5 million, $16.9 million, $34.4 million, and $34.7 million, respectively, and as noted above, both the Predecessor and Successor periods were loss periods, and accordingly, the five year average (including 2009 at $0 as a loss year) would be $20.3 million. Application of this income amount would have resulted in a significance level of approximately 6.9%.

Accordingly, the Company concluded that the significance level under the income test was at most 10.2%.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

Note 3. Intangible Assets and Goodwill, page F-63

53.	Staff’s Comment: Please revise to include changes in the carrying amount of goodwill for each period where a Statement of Financial Position is presented as required by ASC 350-20-50-1.

Response: The Company respectfully notes that at the end of footnote 3 of the December 31, 2009 financial statements on page F-94 of the Amendment, the following statement is included: “No impairment of goodwill was recorded during 2009. There were no other changes in the carrying value of goodwill during 2009.” The Company believes this disclosure complies with ASC 350-20-50-1.

Item 17. Undertakings, page II-5

54.	Staff’s Comment: Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised pages II-5 and II-6 of the Amendment to include these undertakings.

Exhibit 5.1

55.	Staff’s Comment: We note the statement in the last paragraph that the opinion speaks only as of its date. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Response: The Company acknowledges the Staff’s comment, and confirms that the executed legal opinion and consent of Wachtell, Lipton, Rosen & Katz will be filed on and dated as of the effective date of the Registration Statement.

*        *        *         *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

May 18, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (917) 368-8608.

Sincerely,

/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President – Chief Financial Officer

cc:	Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019